Exhibit 15.1

REZOLVE AI plc and subsidiaries

Unaudited Pro Forma Condensed Combined Financial Information

Defined terms included below have the same meaning as terms defined and included elsewhere in this Report.

Introduction

As previously disclosed in its Current Report on Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on December 1, 2025, Rezolve AI plc (“Rezolve” or “the Company”) completed an acquisition, as discussed below.

Crownpeak Acquisition

On December 1, 2025, the Company completed the acquisition (the “Crownpeak Acquisition”) of the issued share capital of Crownpeak Intermediate Holdings, Inc.,(“Crownpeak”), pursuant to a sale and purchase agreement (the “Crownpeak Purchase Agreement”) with Crownpeak Technology Holdings, Inc, (the “Crownpeak Seller”).

Crownpeak provides enterprise software solutions designed to support digital experience management and product discovery. Its offerings include Fredhopper, an artificial intelligence-driven product discovery and search platform, and FirstSpirit, an enterprise content management system. These solutions enable businesses to maintain control over their digital content, scale their digital operations, and deliver inclusive, accessible, and personalized digital experiences to their customers.

The purchase price for the Crownpeak Acquisition was $81.0 million. The consideration under the Crownpeak Purchase Agreement is composed of the following to be issued by the Company to the Crownpeak Seller: (i) a promissory note in the initial principal amount of $50,000,000, made up of a $20,000,000 tranche (the “First Loan Note”) and a $30,000,000 tranche (the “Second Loan Note” and together with the First Loan Note, the “Loan Notes”); and (ii) 11,127,780 ordinary shares with an approximate value of $31.0 million based on an issuance price of $2.79 per ordinary share.

The Loan Notes will accrue interest at a rate of 10% per annum and are payable in kind or in cash. The First Loan Note matures on April 1, 2027 and the Second Loan Note matures on December 31, 2027. The Company assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which, $50.0 million was paid by the Company at the closing.

The acquisition of Crownpeak was deemed significant under Rule 3-05 and the following separate financial statements for Crownpeak are included elsewhere in this Report:

•
Audited consolidated financial statements of Crownpeak Intermediate Holdings, Inc. and subsidiaries as of and for the years ended January 31, 2025 and 2024
•
Unaudited condensed consolidated financial statements Crownpeak Intermediate Holdings, Inc. and subsidiaries as of, and for the six months ended July 31, 2025 and 2024

The audited consolidated financial statements of Crownpeak Intermediate Holdings, Inc. and subsidiaries as of and for the years ended January 31, 2025 and 2024 and the unaudited condensed consolidated financial statements Crownpeak Intermediate Holdings, Inc. and subsidiaries as of, and for the six months ended July 31, 2025 and 2024 have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Unaudited Pro Forma Condensed Combined Financial Information

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2025 give effect to the Crownpeak acquisition as if it had been completed on January 1, 2025.

An Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2025 is not presented as the assets and liabilities of Crownpeak are already included in the Company's Combined Consolidated Balance Sheet as of December 31, 2025 , included elsewhere in this Report.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations of Rezolve would have been had the Crownpeak acquisition occurred on the date noted above, nor are they necessarily indicative of future consolidated results of operations. Future results may vary significantly from the results reflected because of various factors.

The unaudited pro forma condensed combined financial information does not reflect the benefits of potential cost savings or the costs that may be necessary to achieve such savings, opportunities to increase revenue generation or other factors that may result from the Crownpeak acquisition and does not attempt to predict or suggest future results.

The unaudited pro forma financial statements have been developed from and should be read in conjunction with the:

•
Audited combined consolidated financial statements of Rezolve as of, and for the years ended, December 31, 2025 and December 31, 2024 included elsewhere in this Report;
•
Audited consolidated financial statements of Crownpeak Intermediate Holdings, Inc. and subsidiaries as of and for the years ended January 31, 2025 and 2024, included elsewhere in this Report;
•
Unaudited condensed consolidated financial statements Crownpeak Intermediate Holdings, Inc. and subsidiaries as of, and for the six months ended July 31, 2025 and 2024, included elsewhere in this Report;
•
Section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; included elsewhere in this Report;

REZOLVE AI plc AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

					Transaction adjustments
	Rezolve AI plc and Subsidiaries (Year ended December 31, 2025)		Crownpeak (Period January 1, 2025 to November 30, 2025)	A	Crownpeak		Pro Forma Combined

Revenue	$46,800,099		$64,357,876		—		$111,157,975
Operating expenses
Cost of revenue	15,922,202		21,445,864		—		37,368,066
Sales and marketing expense	12,062,375		10,705,344		—		22,767,719
General and administrative expenses	90,366,226	D	24,850,415	E	—		115,216,641
Depreciation and amortization expenses	6,965,148		4,355,409		5,237,557	B	16,558,114
Research and development expenses	11,198,074		—		—		11,198,074
Other operating (income)/expense, net	(2,857,071)		—		—		(2,857,071)
Total operating expenses	133,656,954		61,357,032		5,237,557		200,251,543

Operating loss	(86,856,855)		3,000,844		(5,237,557)		(89,093,568)
Other (expense) income
Interest expense	(3,507,201)		(17,778,207)		2,385,537	C	(18,899,871)
(Loss)/gain on derivatives	(2,889,175)		—		—		(2,889,175)
Loss on extinguishment	(29,950,161)		—		—		(29,950,161)
Gain on revaluation of financial asset	5,645,839		—		—		5,645,839
Gain on bargain purchase	61,298,445		—		—		61,298,445
Impairment loss	(63,345,577)		—		—		(63,345,577)
Other non-operating income, net	465,518		827,548		—		1,293,066
Total other expenses, net	(32,282,312)		(16,950,659)		2,385,537		(46,847,434)
Loss before provision for income taxes	(119,139,167)		(13,949,815)		(2,852,020)		(135,941,002)
Provision for income taxes	17,728,939		(729,429)		—		16,999,510
Net loss and comprehensive loss	$(101,410,228)		$(14,679,244)		$(2,852,020)		$(118,941,492)
Net loss per share, basic and diluted	(0.38)		—				(0.44)
Weighted average shares, basic and diluted	267,981,256		—				267,981,256	F

See accompanying notes to the unaudited pro forma condensed combined financial information.

Note 1—Basis of Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

As previously disclosed in its unaudited condensed combined consolidated financial statements as of and for the six months ended June 30, 2025 included in its Current Report on Form 6-K furnished with the SEC on October 1, 2025, on February 4, 2025, the Company entered into a purchase agreement with DBLP Sea Cow Ltd (“DBLP”), to acquire the entire issued and to be issued share capital of each of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd, together “Bluedot Industries”. DBLP is a related party and is wholly legally owned by Daniel Wagner, a director of DBLP and the Company. Prior to his death, DBLP was beneficially owned by John Wagner, a former director of Rezolve. On February 20, 2025, the Company closed the Bluedot Industries acquisition and issued ordinary shares as consideration to DBLP. The Bluedot Industries acquisition was accounted for as a transfer of entities under common control and all periods presented reflect the financial position and results of operations of these entities as if they had been combined as of the beginning of the period. Therefore, the Company’s historical combined consolidated statements of operations for the year ended December 31, 2024, used in the pro forma condensed combined financial information, have been retrospectively adjusted to furnish information as if the two companies (Rezolve and Bluedot Industries) had been combined from the beginning of the comparative period, as the entities were under common control for the entire comparative period.

The Company accounted for the Crownpeak Acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that the purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill.

The Company’s preliminary estimates of the fair values of the net assets acquired are based on information available as of the respective acquisition date of the Crownpeak Acquisition. The Company is continuing to evaluate the underlying inputs and assumptions used in determining these fair values. Accordingly, the preliminary estimates are subject to change during the measurement period, which extends up to one year from each acquisition date. Adjustments to the preliminary fair values of assets acquired or liabilities assumed during the measurement period may result in corresponding adjustments to goodwill. Specifically, a decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed would result in an increase in the amount of goodwill recognized.

Acquisition-related transaction costs incurred by the Company were expensed as incurred in the periods in which the related services were received.

Unaudited Pro Forma financial information

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2025 give effect to the Crownpeak Acquisition if it had been completed on January 1, 2025.

An Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2025 is not presented as the assets and liabilities of Crownpeak are already included in the Company's Combined Consolidated Balance Sheet as of December 31, 2025 , included elsewhere in this Report.

The unaudited pro forma condensed combined financial information reflects transaction related adjustments management believes are necessary to present fairly Rezolve’s pro forma results of operations and financial position following the closing of the Crownpeak Acquisition and related transactions as of and for the periods indicated above. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Rezolve’s financial condition and results of operations as if the Crownpeak Acquisition was completed on the date mentioned above. Therefore, the unaudited pro forma condensed combined financial information and related notes are presented for illustrative purposes only. If the Crownpeak Acquisition and other transactions contemplated herein had occurred in the past, Rezolve's operating results might have been materially different from those presented in this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information should not be relied upon as an indication of operating results that Rezolve would have achieved if the Crownpeak Acquisition had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statement of operations and should not be relied upon as an indication of the future results Rezolve will have after the contemplation of the Crownpeak

Acquisition. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Crownpeak Acquisition.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. The unaudited pro forma condensed combined financial information should be read in conjunction with the separate financial statements and notes thereto of each of Crownpeak and Rezolve as listed in the Introduction, above.

At this time, Rezolve is not aware of any material differences in accounting policies and financial statement classifications that would have a material impact on the pro forma financial information with the exception of the transaction accounting adjustments discussed in Note 3.

Note 2—Purchase Price and Preliminary Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed for the Crownpeak acquisition

The purchase price for the Crownpeak Acquisition was $81.0 million. The consideration under the Crownpeak Purchase Agreement is composed of the following to be issued by the Company to the Crownpeak Seller: (i) a promissory note in the initial principal amount of $50,000,000, made up of a $20,000,000 tranche (the “First Loan Note”) and a $30,000,000 tranche (the “Second Loan Note” and together with the First Loan Note, the “Loan Notes”); and (ii) 11,127,780 ordinary shares with an approximate value of $31.0 million based on an issuance price of $2.79 per ordinary share.

The total purchase price consideration of $81.0 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

Consideration
11,127,780 ordinary shares of Rezolve	$31,046,506
First Loan Notes	20,000,000
Second Loan Notes	30,000,000
Fair value of total consideration transferred	$81,046,506
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	3,929,662
Accounts receivable	8,084,664
Prepaid expenses and other current assets	3,385,091
Property and equipment	155,961
Trade Names (intangible asset)	5,500,000
Developed technology (intangible asset)	37,500,000
Customer contracts and related relationships (intangible asset)	83,500,000
Right of use assets	1,194,371
Other non-current assets	3,846,120
Accounts payable and accrued liabilities	(5,687,807)
Accrued expenses and other payables	(5,289,270)
Debt	(151,921,625)
Deferred revenue	(22,574,337)
Lease liabilities	(1,226,647)
Other current liabilities	(4,213,436)
Deferred tax liabilities	(21,845,741)
Other non-current liabilities	(105,125)
Total identifiable net assets	$(65,768,119)
Goodwill	146,814,625

Note 3— Transaction Accounting Adjustments to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025

In addition to the pro forma adjustments listed below, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 also include adjustments to reclassify Crownpeak’s historical presentation of certain line items to the presentation of those line items by Rezolve.

(A)
The Crownpeak consolidated statement of operations is for the period January 1 to November 30, 2025. The income and expenses of Crownpeak for the period December 1, 2025 to December 31, 2025 is included in the combined consolidated statement of operations of the Company for the year ended December 31, 2025.
(B)
Adjustment to add incremental amortization and depreciation expense for Crownpeak of based on the fair values assigned in the preliminary purchase price allocation to (i) trade names and trademarks, (ii) developed technology and (iii) customer relationships.
(C)
Adjustment to Crownpeak's interest expense to reflect the following:
i.
Remove Crownpeak's historical interest expense.
ii.
Add interest expense based on the amended and restated credit agreement, as if Crownpeak entered into the amended and restated credit agreement on January 1, 2025. In connection with the Crownpeak Acquisition, on December 1, 2025, Crownpeak entered into an amended and restated credit agreement (the “A&R Credit Agreement”) with the lenders party thereto and Monroe Capital Management Advisors, LLC, as administrative and collateral agent, which amended and restated in its entirety the original credit agreement, dated as of February 28, 2019. Under the A&R Credit Agreement, Crownpeak's prior credit agreement was amended and restated in full as of December 1, 2025 (the “Restatement Date”). In connection with the Crownpeak Acquisition, (i) $50,000,000 of the outstanding term loans and $7,500,000.00 of revolving loans were repaid in full including accrued interest and fees, (ii) all revolving commitments were terminated, and (iii) accrued exit and amendment fees were paid. After giving effect to these transactions, the remaining outstanding term loans under the prior facility continued as term loans under the A&R Credit Agreement (the “Term Loans”) with an outstanding principal amount of the Term Loans of $103,679,099.79.
iii.
Adjustment to add interest expense for interest payable on the First Loan Note (10% fixed rate per year loan note due 1 April 2027) and the Second Loan Note (10% fixed rate per year secured loan note due 31 December 2027), both issued as consideration in connection with the Crownpeak acquisition.
(D)
The Company incurred $7.0 million transactions costs directly associated with the Crownpeak acquisition including, but not limited to advisory fees and legal fees. These transaction costs are included in general and administrative expenses in the combined consolidated statement of operations of the Company.
(E)
Compensation and benefits expense have been categorized to general and administrative expenses and marketing expenses to conform Crownpeak's historical presentation of certain line items to the presentation of those line items by Rezolve.
(F)
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Crownpeak Acquisition, assuming the shares were outstanding since January 1, 2025. As the Crownpeak Acquisition is being reflected in the unaudited pro forma condensed combined statement of operations as if it had occurred on January 1, 2025, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Crownpeak Acquisition have been outstanding for the entire period presented.